PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

February 2, 2012

Via U.S. Mail

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **PointView Capital, Inc.**
Offering Statement on Form 1-A
Filed September 16, 2011
File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated January 10, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

The Company, page 3 of 17

1.   **We have reviewed your response to prior comment 4. Although you state that this section has been removed in its entirety, the reference to September 16 as your fiscal year still appears directly below your company telephone number on page 3 of 17. Please revise.** *"The Company" section on page 3 of issuer's prospectus has been removed in its entirety. Issuer will follow the Model B format option for the prospectus and has determined that this section is unnecessary.*

Item 3. Risk Factors, page 4 of 17

2.   **Please include a risk factor that the registrant does not own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment.** *The following risk factor has been added on page 4 of 17:*

No Current Properties

The Company does not currently own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment.

3.   **We note your disclosure on page 15 of 17 relating to the creation of a sinking fund. Please revise the third risk factor on page 5 of 17 to delete the reference to your notes not containing a sinking fund provision or advise.** Registration statement revised accordingly.

4.   **We note your response to comment 6 of our comment letter dated November 18, 2011 where you state that "[t]he Company no longer intends to invest in income producing securities and Treasury Bills of short-term maturities and references to such have been removed." We further note the disclosure in your offering statement where you state that "[t]he Company may temporarily invest proceeds in income producing securities, Treasury Bills of short maturities, before it acquires real estate for investment." Please reconcile or advise.** The reference to the above investment activities has been removed.

Item 6. Description of Business, page 11 of 17

5.   **We note your response to comment 9 of our comment letter dated November 18, 2011. Please tell us how properties not acquired with Key Property Solutions' assistance will be managed.** Properties not acquired with Key Property Solutions will also be managed by Key Property Solutions. The third paragraph of the "Strategy" section starting on page 11 of 17 has been revised to clarify that Key Property Solutions will be managing properties not acquired with its assistance.

6.   **We note that the company focuses on holding properties for long-term income purposes and that management will focus on purchasing distressed properties and renovating them for optimal returns. Please describe in greater detail the company's plan to rent such properties.** *The following sentence has been added following the above sentence regarding holding properties for long-term income purposes:*

> *Properties we acquire for long-term hold will be put on the rental market with a third party property management company retained to perform the entire rental process from marketing, executing lease agreements, repairs, collections, etc. Initially, the Company is considering Key Property Solutions to perform these rental activities.*

7.   **Please revise this section to provide your plan of operations for the next 12 months. See Item 6(a)(3) of Model B. A new paragraph.** *A new paragraph has been added immediately following the first paragraph that discusses the Company's plan of operations for the next 12 months.*

8.   **Please clarify what you mean by "achieve economies of scale that will maximize Net Operating Income . . ." and "the Company may [sic] the Apartment Renovation Index Survey outlining in-unit upgrades that have the greatest impact on pushing rents higher."** *The effective paragraph cited by the Commission in this comment no. 8 has been revised as follows for clarification:*

> *To maximize a property's income potential, the Company may renovate properties through exterior and/ or interior capital improvements in order to increase rents and decrease expenses in order to maximize Net Operating Income (NOI). In considering renovations for properties it acquires, the Company may refer to the Apartment Renovation Index Survey outlining in-unit upgrades that have the greatest impact on pushing rents higher as follows:*

9.   **We note your response to comment 13 of our comment letter dated November 18, 2011 where you state that you "will not consider entering into arrangements with affiliates in connection [sic] the identification or sale of properties discussed in the previous sentence." Please revise your disclosure on page 11 of 17 where you state that "the Company may also partner with third-party real estate investment companies to leverage . . ." to discuss whether the company would enter into those arrangements with affiliates.** *The second sentence of the first paragraph of this section has been revised to clarify that affiliates of the Company will not be considered for providing these services.*

Item 9. Remuneration of Directors and Officers, page 14 of 17

10.   We note your response to comment 14 of our comment letter dated November 18, 2011. We further note your disclosure where you state that "[n]either Mr. Tait nor Mr. Scott <u>currently</u> receive any compensation . . . ." (emphasis added). Please revise your disclosure to clarify whether the officers and directors will receive any remuneration other than profit in the future. *A new third sentence has been added to this paragraph clarifying that although there are no current plans to compensate Mr. Tait and Mr. Scott in the future, this may change pursuant to action by the Board of Directors.*

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17

11.   We note your response to comment 15 of our comment letter dated November 18, 2011. We further note your revised disclosure under "Sinking Fund" where you state that "10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes only under circumstances where the Company does not have sufficient funds to pay interest from its revenues." Please add risk factor disclosure to address the related risks, including the effect it would have on cash available for investing purposes. In addition, here or elsewhere in the offering document, please confirm whether the company intends the source of interest payments to be from funds from operations and not from offering proceeds. *The following risk factor has been added to the "Risk Factors" section addressing the risks of the Sinking Fund on page 5 of 17:*

> **Sinking Fund**
>
> Because 10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes (the "Sinking Fund"), this will reduce the amount of cash available to the Company for investment and could adversely affect the Company's ability to pay interest on the Notes in the short and long-term.

12.   We note your response to comment 16 of our comment letter dated November 18, 2011 where you stated that the "terms of the Promissory Note have been revised to include the failure to make interest payments as an event of default." Paragraph 5 of the Promissory Note (Exhibit 2.1) does not contain such revision. Please revise or advise. Also revise to discuss what remedies the note holders will have if interest payments are not made by the Company. *The Promissory Note has been revised accordingly.*

13.   We note your response to comment 17 of our comment letter dated November 18, 2011. Please clarify whether a sinking fund or similar arrangement will be created to repurchase a portion of the existing securities periodically. If there will not be a sinking fund for such purposes, please include a related risk factor. Also confirm whether payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. Also discuss where appropriate whether the company will need to sell its properties in order to pay the notes at maturity, and if so, how this will affect the other note holders. *The following risk factor has been added regarding a lack of a sinking fund for redemption of notes at maturity. The risk factor also clarifies that payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. In addition, the Company does not intend to sell properties in order to pay notes at maturity.*

> **No Sinking Fund for Redemption at Maturity**
>
> Because there will be no sinking fund established for the redemption of Notes at maturity, the Company may not have adequate cash from operations to redeem Notes as they mature.

14.   We note your response to comment 19 of our comment letter dated November 18, 2011. Please revise your disclosure to include in the affirmative the remaining disclosure required by Item 12(b)(4) of **Model B.** *The disclosure has been revised with the modification of the subsection "Additional Issuances" and the addition of the subsection "Modification of Note terms" to comply with the disclosure requirement under Item 12(b)(4).*

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies

15.   Please revise to disclose your accounting policies for real estate valuation. *A new "Real Estate Valuation" paragraph has been added to the Summary of Accounting Policies document.*

Cash and Cash Equivalents

16.   We note your disclosure that you had $500 of cash as of December 7, 2011. Please reconcile this amount to your Balance Sheet, which indicates you had $10,000 of cash as of December 7, 2011. The balance sheet is correct and the disclosure has been revised accordingly to coincide with the Balance Sheet.

Revenue Recognition

17.   Please revise your disclosure to specifically address your recognition of revenues relevant to your proposed business model. *The Revenue Recognition section has been revised accordingly.*

Exhibit 5.1 Marketing Materials

18.   We note your response to comment 23 of our comment letter dated November 18, 2011 and re-issue the comment in its entirety. The filed exhibit does not contain the stated revisions. On each advertisement, please include balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment. *The marketing materials have been revised accordingly.*

19.   We note that the marketing materials state that the interest is paid monthly at 7.5%; however, the disclosure in the promissory note and on page 15 of the offering statement states that interest is payable annually on a calendar-year basis. Please revise or advise. *The marketing materials have been revised accordingly.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO